3/21/03

03002017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 12 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 51430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITALINK, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE ALHAMBRA PLAZA, SUITE 1410
(No. and Street)

CORAL GABLES (City) FL (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT SALPETER (305) 446-2026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name – *if individual, state last, first, middle name*)

2699 S. BAYSHORE DRIVE (Address) MIAMI (City) FL (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RS 2/14/03

OATH OR AFFIRMATION

I, SCOTT SALPETER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITALINK, L.C., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

MANAGING DIRECTOR

Title

Notary Public

Carol R Govemali
My Commission DD161101
Expires November 22, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control required by SEC Rul 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

CAPITALINK, L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Capitalink, L.C.
Coral Gables, Florida

We have audited the accompanying statement of financial condition of Capitalink, L.C. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capitalink, L.C. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin, Co.

Miami, Florida
January 17, 2003

CAPITALINK, L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$	251,386
SECURITIES OWNED, AT MARKET		20,100
ACCOUNTS RECEIVABLE		2,500
OTHER ASSETS		12,784
	$	286,770

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Accounts payable and accrued liabilities	$	56,222
PARTNERS' CAPITAL		230,548
	$	286,770

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Capitalink, L.C. (the Company) is a broker-dealer specializing in investment banking services. The Company's membership in the National Association of Securities Dealers, Inc. became effective March 10, 1999. The Company provides a range of advisory services for public and privately-held businesses, at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness opinions, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Securities Owned

The Company owns warrants in the National Association of Securities Dealers, Inc., a private company. At December 31, 2002, the cost of these warrants approximates fair value.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the tax return of the Company's sole member.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company recognizes its revenue as services are provided. For the year ended December 31, 2002, one customer accounted for approximately 29% of the Company's total fee income.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs significant operating expenses and provides facilities for the Company in consideration of a management fee.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2002, the Partnership's "Net Capital" was $192,026, which exceeded requirements by $187,026, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.29 to 1.

NOTE 4. DEFINED CONTRIBUTION PLAN

The Company maintains a defined contribution 401(k) plan covering all employees. As of December 31, 2002, the Company had accrued $19,383 in connection with this plan, all of which is included in accounts payable and accrued liabilities.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

first union center / ste. 1310
200 east broward blvd.
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com